20 June 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 134,000 Reed Elsevier PLC ordinary shares at a price of 955.2165p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 123,167,104 ordinary shares in treasury, and has 1,145,865,019 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 23,720,270 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 77,500 Reed Elsevier NV ordinary shares at a price of €16.8644 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 74,627,861 ordinary shares in treasury, and has 661,519,082 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 13,732,668 shares.